FILED BY KERR-MCGEE CORPORATION

PURSUANT TO RULE 425 UNDER THE

SECURITIES ACT OF 1933 AND DEEMED FILED

PURSUANT TO RULE 14A-12 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY:  WESTPORT RESOURCES CORP.

SECURITIES ACT FILE NO. 333-114886

The communication filed herewith is a slide presentation made at the Kerr-McGee Corporation 2004 Annual Meeting of Stockholders.  It contains references to the merger of Kerr-McGee Corporation and Westport Resources Corporation.

This presentation contains certain non-GAAP financial measures. Reconciliation to the comparable GAAP financial measures is available at the end of the presentation.

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Kerr-McGee Corporation

Fourth Quarter and Year-to-Date 2003

Reconciliation of GAAP to Adjusted Net Income

Unaudited

	Fourth Quarter 2003			Year-to-Date 2003
			Adjusted			Adjusted
		Special	After-tax		Special	After-tax
Millions of dollars	Reported	Items	Income	Reported	Items	Income
	GAAP		Non-GAAP	GAAP		Non-GAAP
Operating Profit
Exploration and production —
Domestic	$206.7	$25.9	$232.6	$958.1	$39.1	$997.2
North Sea	73.0	—	73.0	365.0	—	365.0
Other international	(4.7)	—	(4.7)	0.8	—	0.8
Impairment on assets held for use	(1.9)	1.9	—	(13.8)	13.8	—
Gain/(loss) associated with assets held for sale	28.5	(28.5)	—	45.4	(45.4)	—
Total Production Operations	301.6	(0.7)	300.9	1,355.5	7.5	1,363.0
Exploration expense	(66.9)	—	(66.9)	(353.8)	—	(353.8)
	234.7	(0.7)	234.0	1,001.7	7.5	1,009.2
Chemicals —
Pigment	(13.3)	27.9	14.6	(12.5)	68.9	56.4
Other	(12.9)	9.2	(3.7)	(35.0)	28.6	(6.4)
	(26.2)	37.1	10.9	(47.5)	97.5	50.0
Total	208.5	36.4	244.9	954.2	105.0	1,059.2

Net Interest Expense	(59.3)	—	(59.3)	(246.4)	—	(246.4)
Loss from Equity Affiliates	(8.8)	—	(8.8)	(32.5)	—	(32.5)
Derivatives and Devon Stock Revaluation	10.7	(10.7)	—	3.9	(3.9)	—
Foreign Currency Gains (Losses)	(28.4)	28.4	—	(40.9)	40.9	—
Other Expense	(20.7)	(12.1)	(32.8)	(195.2)	69.1	(126.1)
Taxes on Income	(51.5)	(5.6)	(57.1)	(189.5)	(60.8)	(250.3)
Income from Continuing Operations	$50.5	$36.4	$86.9	$253.6	$150.3	$403.9
Discontinued Operations, net of taxes	(0.2)	—	(0.2)	(0.3)	—	(0.3)
Cumulative Effect of Change in Acctg Principle, net	—	—	—	(34.7)	—	(34.7)
Net Income	$50.3	$36.4	$86.7	$218.6	$150.3	$368.9

Net Operating Profit
Exploration and production	152.8	(0.3)	$152.5	629.0	5.2	$634.2
Chemicals — Pigment	(6.2)	18.0	11.8	(4.0)	44.7	40.7
Chemicals — Other	(8.3)	6.1	(2.2)	(22.7)	18.6	(4.1)
Total	138.3	23.8	162.1	602.3	68.5	670.8
Net Interest Expense	(39.3)	—	(39.3)	(160.2)	—	(160.2)
Loss from Equity Affiliates	(5.7)	—	(5.7)	(21.1)	—	(21.1)
Derivatives and Devon Stock Revaluation	7.0	(7.0)	—	2.6	(2.6)	—
Foreign Currency Gains (Losses)	(27.3)	27.3	—	(39.5)	39.5	—
Other Expense	(22.5)	(7.7)	(30.2)	(130.5)	44.9	(85.6)
Income from Continuing Operations	$50.5	$36.4	$86.9	$253.6	$150.3	$403.9
Discontinued Operations, net of taxes	(0.2)	—	(0.2)	(0.3)	—	(0.3)
Cumulative Effect of Change in Acctg Principle, net	—	—	—	(34.7)	—	(34.7)
Net Income	$50.3	$36.4	$86.7	$218.6	$150.3	$368.9

Adjusted after-tax earnings exclude special items that management deems to not be reflective of the company’s core operations.  This measure is a non-GAAP financial measure.  However, management believes that this non-GAAP financial measure provides better insight into the company’s core earnings and that this non-GAAP measure enables investors and analysts to better compare results with those of other companies by eliminating items that may be unique to the company.  Other companies may define special items differently, and the company cannot assure that adjusted after-tax earnings are comparable with similar titled amounts for other companies.

Kerr-McGee Corporation

Fourth Quarter and Year-to-Date 2003

Special Items

Unaudited

	Fourth Quarter 2003			Year-to-Date 2003
Millions of dollars except per share amounts	Before		After	Before		After
	Tax	Tax	Tax	Tax	Tax	Tax
Exploration & production
Impairment on assets held for use	$(1.9)	$0.7	$(1.2)	$(13.8)	$5.0	$(8.8)
Gain/(loss) associated with assets held for sale	28.5	(10.2)	18.3	45.4	(16.5)	28.9
Environmental	—	—	—	(0.1)	—	(0.1)
Restructuring	(14.9)	5.2	(9.7)	(19.8)	7.0	(12.8)
ESOP adjustment	(9.0)	3.2	(5.8)	(9.0)	3.2	(5.8)
Derivatives	(2.0)	0.7	(1.3)	(10.2)	3.6	(6.6)
Total miscellaneous	(25.9)	9.1	(16.8)	(39.1)	13.8	(25.3)
Total E&P	0.7	(0.4)	0.3	(7.5)	2.3	(5.2)

Chemical
Pigment operations
Mobile	(6.1)	2.2	(3.9)	(46.7)	16.4	(30.3)
Restructuring	(17.5)	6.1	(11.4)	(17.5)	6.1	(11.4)
ESOP adjustment	(5.3)	1.9	(3.4)	(5.3)	1.9	(3.4)
Other	1.0	(0.3)	0.7	0.6	(0.2)	0.4
Total pigment	(27.9)	9.9	(18.0)	(68.9)	24.2	(44.7)

Other
Forest products operating profit & shutdown	(0.1)	—	(0.1)	(8.5)	3.0	(5.5)
Henderson environmental	—	—	—	(11.0)	3.9	(7.1)
Restructuring	(6.1)	2.1	(4.0)	(6.1)	2.1	(4.0)
ESOP adjustment	(1.8)	0.6	(1.2)	(1.8)	0.6	(1.2)
Other	(1.2)	0.4	(0.8)	(1.2)	0.4	(0.8)
Total	(9.2)	3.1	(6.1)	(28.6)	10.0	(18.6)
Total Chemical	(37.1)	13.0	(24.1)	(97.5)	34.2	(63.3)

Other
Derivatives & Devon stock revaluation	10.7	(3.7)	7.0	3.9	(1.3)	2.6
Foreign currency gain/(loss)	(28.4)	1.1	(27.3)	(40.9)	1.4	(39.5)
Other
Corp. Severance/Restructuring/Reloc	(2.8)	0.9	(1.9)	(22.3)	7.8	(14.5)
ESOP adjustment	(5.5)	1.9	(3.6)	(5.5)	1.9	(3.6)
Litigation	(0.4)	0.2	(0.2)	(9.1)	3.3	(5.8)
Gain on sale of Devon stock	17.1	(6.0)	11.1	17.1	(6.0)	11.1
Environmental reimbursements	4.3	(1.6)	2.7	11.2	(4.0)	7.2
Environmental provisions	(0.6)	0.2	(0.4)	(60.5)	21.2	(39.3)
Total	12.1	(4.4)	7.7	(69.1)	24.2	(44.9)

Total	$(42.0)	$5.6	$(36.4)	$(211.1)	$60.8	$(150.3)

Adjusted after-tax earnings exclude special items that management deems to not be reflective of the company’s core operations.  This measure is a non-GAAP financial measure.  However, management believes that this non-GAAP financial measure provides better insight into the company’s core earnings and that this non-GAAP measure enables investors and analysts to better compare results with those of other companies by eliminating items that may be unique to the company.  Other companies may define special items differently, and the company cannot assure that adjusted after-tax earnings are comparable with similar titled amounts for other companies.

Kerr-McGee Corporation

Selected GAAP and Non-GAAP Financial Measures

(in millions, except per share data and shares outstanding)

		For the
		Year Ended
		December 31,
		2003
	Net Income — GAAP Basis	$218.6
	Diluted EPS — GAAP Basis	$2.17

	Adjusted Non-GAAP Income *	$403.9	(1)
	Adjusted Non-GAAP EPS *	$3.84	(1)

	Average Stockholders’ Equity	$2,586

	Return on Stockholders’ Equity — GAAP Basis	8.5%
	Return on Stockholders’ Equity — Non-GAAP	15.6%

	Average capital employed	$6,371
	After-tax interest expense, net	$160.2

	Return on Average Capital Employed — GAAP Basis	5.9%	(2)
	Return on Average Capital Employed — Non-GAAP	8.9%	(2)

(1)	See Reconciliation of GAAP to Adjusted Net Income.
(2)	Calculated as net income (GAAP and adjusted Non-GAAP plus) after tax net interest expense, divided by average capital employed.

As of
December 31,
Net Debt to Capitalization	2003
Total Debt — GAAP Basis	$3,655
Less: Cash	(142)
Net Debt	3,513
Less: Debt Exchangeable for Devon Corporation Common Stock (DECS)	(326)
Less: Gunnison Synthetic Lease	(75)
Adjusted Net Debt	3,112

Total Capitalization	6,156
Less: DECS	(326)
Less: Gunnison Synthetic Lease Debt	(75)
Less: Gunnison Synthetic Lease Minority Interest	(4)
Adjusted Total Capitalization	$5,751

Net Debt to Total Capitalization — GAAP Basis	57%
Net Debt to Total Capitalization — Excluding DECS and Gunnison Synthetic Lease	54%

	For the years ended December 31,
Cash Flow from Operations	2003	2002	2001	2000	1999
Net cash provided by operating activities — GAAP Basis	$1,518	$1,448	$1,143	$1,840	$708
Changes in working capital as reported historically	92	(120)	398	36	315
Reclassification between operating and investing cash flows	—	—	—	(69)	5
Cash flow from operations before changes in working capital as reported historically	1,610	1,328	1,541	1,807	1,028
Shares Outstanding	100,860,430	100,383,755	100,185,330	94,484,519	86,483,396
Operating Cash Flow per Share (before working capital changes)	$15.96	$13.23	$15.38	$19.13	$11.89

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Kerr-McGee Corporation

Annual

Shareholders’

Meeting

May 11, 2004

Kerr-McGee Corporation

Luke R. Corbett	[GRAPHIC]
Chairman and Chief Executive Officer

Cautionary

Statements

Statements in this presentation regarding the company’s or management’s intentions, beliefs or expectations, or that otherwise speak to future events, including resource estimates, production rate estimates, development schedule and cost estimates, are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Matters discussed in these statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The following factors, among others, could cause actual results to differ from those set for in these forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Kerr-McGee or Westport Resources stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; the accuracy of the assumptions that underlie the statements, the success of the oil and gas exploration and production program, the price of oil and gas, drilling risks, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee’s oil and gas business supplies raw materials, the financial resources of competitors, changes in laws and regulations, the ability to respond to challenges in international markets, including changes in currency exchange rates, political or economic conditions in areas where Kerr-McGee operates, trade and regulatory matters, general economic conditions, and other factors and risks identified in the Risk Factors sections of Kerr-McGee’s Annual Report on Form 10-K and Registration Statement on Form S-4 and in Kerr-McGee’s other SEC filings.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves. We use certain terms in this presentation, such as “probable and possible” reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosures and risk factors in Kerr-McGee’s Forms 10-K and 10-Q, File No. 1-16619, available from its offices or web site, www.kerr-mcgee.com. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.)

[GRAPHIC]

Corporate Overview

Exploration & Production	Inorganic Chemicals

[GRAPHIC]	[GRAPHIC]

Exploration-oriented deepwater independent	World’s third-largest producer of titanium dioxide

Cost, Quality and Technological advantages

that provide significant opportunity for

growth in shareholder value.

2003 Accomplishments

We did what we promised...

•      Delivered consistent operating performance

•      Reduced leverage

•      Controlling cost structure

•      Divested/shuttered low-performing assets

•      Increased returns - equity & capital

•      Returned $1.80 per share in dividends

2003

Financial Highlights

Earnings*	$400 million	79%
Earnings per share*	$3.84	71%
Cash flow before w/c	$1.6 billion	20%
Return on equity	15.8%	76%
Return on average capital	8.9%	57%
Shareholder return	9.4

* Non-GAAP; excludes special items, foreign currency and derivatives

Growth Strategy

Enhance value per share through a proper mix that capitalizes on our core competencies in...

Exploration & Production	Titanium Dioxide
• Exploration	• Technology
• Exploitation	• Product performance
• Acquisitions	• Low-cost expansion

Underpin entire program with stringent cost

control and a solid financial position

[Logo]	[Logo]
Kerr-McGee Corporation	Westport Resources

Merger

Transaction

Merger Rationale

•      Enhances U.S. core areas with quality natural gas assets

•      Expands base of low-risk exploitation projects

•      Accelerates production growth profile

•      Generates additional free cash flow

•      Strengthens balance sheet

•      Accretive to 2005 earnings/cash flow

•      Underpinned with attractive hedges

2004 Commitments

•      Execution of projects

–     Integration of acquisitions

•      Reduce cost structure

•      Capital discipline

•      Reduce leverage

•      Retain dividend

Oil & Gas

Exploration & Production

David A. Hager	[GRAPHIC]
Senior Vice President

2003 E&P

Accomplishments

•      Delivered production as promised

•      Reduced unit lease operating expense

•      Increased deepwater production

•      Achieved 1st production at Gunnison field ahead of schedule

•      Enhanced acreage and prospect inventory

•      Reducing FD&A costs

E&P Strategy

•      Exploration

–     Balancing risk/reward profile

–     Deep water to provide growth

–     New ventures in proven basins

•      Exploitation

•      Acquisitions

–     Within existing core areas

Strategic Westport Rationale

•      Enhances core areas with quality assets

–      Rockies, S. Texas, Gulf Coast, Gulf of Mexico

–      Major player in all core areas

•      Shifts KMG reserve base

–      Becomes 47% U.S. onshore-based/76% U.S.-based

–      Increases gas reserves to 57%

–      Adds long-life Rocky Mountain gas

•      Increases production profile to >10% CAGR

•      Enhances low-cost, high-margin production base

•      Strengthens inventory of low-risk exploitation opportunities

•      Application of KMG tight-gas and supply-chain expertise

–      Entry into new core areas - Uinta Basin

•      Strong base foundation for high-potential exploration growth

Regional

Overlap

[MAP]

Reserve Balance

Pro Forma Jan. 1, 2004

[PIE CHART]	[PIE CHART]

[PIE CHART]

Production Profile

Pro Forma

M BOE/D

[BAR CHART]

Gunnison

Garden Banks 668

[GRAPHIC]	• Production ramping up

• 2nd dry-tree well completed

• KMG: 50% - operator

Red Hawk

Garden Banks 877

[GRAPHIC]	• Installation timing
	– Hull	complete
	– Topsides	complete

• First production mid-2004

• KMG: 50% - operator

CFD Bohai Bay

Development

CFD 11-1 & CFD 11-2

[GRAPHIC]

•      On schedule

•      First production 4Q - 2004

•      Hub potential for recent discoveries

•      KMG 40% WI - operator

Constitution

Green Canyon 680

[GRAPHIC]

Major

Developments

•      Each project on schedule / on budget

•      All Kerr-McGee operated

[BAR CHART]

2004

Exploration Program

$300 MM

[MAP]

2004 Net Resource

Exposure

MM BOE

Onshore	30
North Sea	70
GOM Shelf	25
GOM Deepwater	375
International / New Ventures	400

Total program	900

Unrisked P(mean)

Ticonderoga Field

Green Canyon 768

[GRAPHIC]	• Discovery of 30-50 MM BOE

• 250' of pay, primarily oil

• Tieback to Constitution spar facility, within 5 miles

• KMG: 50% WI - operator

Gunnison

Satellite Opportunities

[GRAPHIC]

Alaska

NW Milne Point Prospect

[GRAPHIC]	• Proven world-class hydrocarbon region

• Two successful penetrations

• Re-calibrating 3-D seismic to define future appraisal drilling

• KMG: 70% WI - operator

Brazil

BM-C-7 Permit

[GRAPHIC]	• WD: 320'

• Estimated TD: 7,800'

• Resource range: 100-400 MM BO

• Objectives: Cretaceous sands

• KMG: 33% WI

2004 Near-Term

Drilling Program

Prospect	Location	Water Depth feet	W.I.	Resource Potential MM BOE
New Ventures
Nikaitchuq	Alaska	2-3	70%	75-400
Dragon	BM-C-7	320	33%	100-400
Tartaruga	BM-ES-9	8,700	50%	170-560
Rak	Cap Draa	6,450	11.25%	75-350

Gulf Deep
Ticonderoga	GC 768	5,200	50%	30-50
San Jacinto	DC 618	7,900	20%	15-30
Tin Cup	GB 581	2,100	50%	15-40
Essex	MC 23	1,000	50%	40-150
Chilkoot	GC 320	2,730	33%	100-320
	GB 244	2,000	40%	30-90

Chemical

W. Peter Woodward	[GRAPHIC]
Senior Vice President

Kerr-McGee

Chemical

•      The chemical business provides...

        –      Profitable growth opportunities

        –      Stabilizing cash flow

        –      New venture opportunities

[BAR CHART]

2003

Accomplishments

                Despite a challenging market for TiO2 producers...

•      Improved operating income and cash flow

•      Added capacity at 1/4 of the average industry cost

•      Commissioning High Productivity Oxidation Line

•      AVESTOR begins commercial sales

Growth in Real

GDP Global

[BAR CHART]

Global TiO2

Supply / Demand

[BAR CHART]

Gross TiO2 Producers

[BAR CHART]

Kerr-McGee TiO2

Core Strategies

•      Maintain geographic diversification

•      Leverage technology to gain operating efficiencies

•      Enhance customer and product focus

•      Implement platform for low-cost expansion

Kerr-McGee Strategies

Geographic Representation

[GRAPHIC]

[BAR CHART]

Kerr-McGee Global TiO2

Demand

[CHART]

[CHART]

Kerr-McGee Strategies

Leverage Technologies

•      Chlorination technology

•      High-Productivity Oxidation Lines

        –      Plant simplification

        –      Repeatability

•      Product flexibility

•      By product value

[GRAPHIC]

Product

Development

–      Portfolio management / grade strategy

–      World-class coatings portfolio

–      Target plastics application segment

[GRAPHIC]

Industry Investment

Economics

[LINE GRAPH]

AVESTOR

Joint Venture

•      50:50 joint venture with Hydro-Quebec

•      Advanced rechargeable battery

•      Lithium-metal-polymer technology

[GRAPHIC]

Financial Issues

Robert M. Wohleber	[GRAPHIC]
Senior Vice President and Chief Financial Officer

Financial Highlights

$MM

	2002	2003
Revenues	$3,646	$4,185
Operating Profit (Loss)	(139)	954
Net Income (Loss)	(485)	219
Capital Expenditures	1,159	981
Dividends Paid	181	182
Total Assets	9,909	10,174
Total Debt	3,904	3,655
Stockholders’ Equity	2,536	2,636

Assets

As of December 31, 2003

$B

[PIE CHART]

Cash Flow

[BAR CHART]

Net Debt

$MM

[BAR CHART]

Financial Benefits of

Westport Resources Transaction

•      Transaction is accretive

– Earnings per share
3.0% - 18.8% in 2005

– Cash flow per share
0.3% - 4.6% in 2005

•      $150 MM to $250 MM of projected free cash flow coming from Westport assets in 2005 & 2006

•      Improves balance sheet leverage

– Net debt/capital improves from 54% end of 2003 to approx. 42% end of 2004 (Pro Forma)

•      Synergy cost savings BTAX of $40 MM annually

•      Increases financial flexibility

First Quarter 2004

$MM

[BAR CHART]

Financial Outlook

•      Strong cash flow

•      Continued debt reduction

•      Stock benefits       –      Value

                                                Growth

                                                Yield

IMPORTANT LEGAL INFORMATION

THIS PRESENTATION IS NOT AN OFFER TO SELL THE SECURITIES OF KERR-Mc GEE
CORPORATION AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.

INVESTOR AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY
STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES
AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

Kerr-McGee Corporation has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (SEC) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Kerr-McGee Corporation and Westport Resources Corporation. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus when it becomes available and other documents filed or furnished by Kerr-McGee Corporation or Westport Resources Corporation with the SEC at the SEC’s website, www.sec.gov. Copies of the definitive joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee Corporation or Westport Resources Corporation may also be obtained for free by directing a request to Kerr-McGee Corporation, Attn: Corporate Secretary, P.O. Box 25861, Oklahoma City, Oklahoma 73125 or to Westport Resources Corporation, Attn: Investor Relations, 1670 Broadway, Suite 2800, Denver, Colorado 80202.

Kerr-McGee, Westport Resources and their respective directors and officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction involving Kerr-McGee and Westport Resources. Information regarding Kerr-McGee’s and Westport Resources’ directors and officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statements/prospectus contained in the above referenced Registration Statement on Form S-4 filed with the SEC on April 27, 2004.

Kerr-McGee Corporation

explore more

Annual

Shareholders’

Meeting

May 11, 2004

IMPORTANT LEGAL INFORMATION

THIS PRESENTATION IS NOT AN OFFER TO SELL THE SECURITIES OF KERR-MCGEE CORPORATION AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

Kerr-McGee Corporation has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (SEC) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Kerr-McGee Corporation and Westport Resources Corporation.  Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus when it becomes available and other documents filed or furnished by Kerr-McGee Corporation or Westport Resources Corporation with the SEC at the SEC’s website, www.sec.gov.  Copies of the definitive joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee Corporation or Westport Resources Corporation may also be obtained for free by directing a request to Kerr-McGee Corporation, Attn: Corporate Secretary, P.O. Box 25861, Oklahoma City, Oklahoma 73125 or to Westport Resources Corporation, Attn: Investor Relations, 1670 Broadway, Suite 2800, Denver, Colorado 80202.

Kerr-McGee, Westport Resources and their respective directors and officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction involving Kerr-McGee and Westport Resources.  Information regarding Kerr-McGee’s and Westport Resources’ directors and officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/prospectus contained in the above referenced Registration Statement on Form S-4 filed with the SEC on April 27, 2004.